VIA EDGAR

April 7, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Benjamin Holt and Mary Beth Breslin

Re:	New Providence Acquisition Corp. III
Amendment No. 1 Draft Registration Statement on Form S-1
Submitted March 14, 2025
CIK No. 0002048948

Ladies and Gentlemen:

New Providence Acquisition Corp. III (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 28, 2025 relating to the Draft Registration Statement on Form S-1, filed by the Company with the Commission on March 14, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 14, 2025

Notes To Financial Statements, page F-7

1. Please tell us how you have complied with the reportable segment disclosure requirements pursuant to ASU 2023-07 and/or revise accordingly.

Response: The Company acknowledges the Staff’s comment and has amended its disclosure on pages F-11 – F-12 and F-18 of the Registration Statement.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Gary P. Smith
Gary P. Smith,
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP